Fusion Acquisition Corp.

375 Park Avenue, Suite 2607

New York, New York 10152

June 24, 2020

VIA EDGAR

Kevin Dougherty

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fusion Acquisition Corp.
Registration Statement on Form S-1
Filed June 8, 2020, as amended
File No. 333-239023

Dear Mr. Dougherty:

Fusion Acquisition Corp. hereby withdraws its prior acceleration request, dated June 23, 2020, with respect to its Registration Statement on Form S-1 (File No. 333-239023).

Please call Elliott Smith of White & Case LLP at (212) 819-7644 should you require further information.

[Signature Page Follows]

Very truly yours,

By:	/s/ John James
Name: Title:	John James Chief Executive Officer and Director

cc:	Elliott Smith, White & Case LLP